Via EDGAR Transmission

Ms. April Sifford

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

20 February 2007

BG Group plc

Form 20-F for the Fiscal Year Ended December 31, 2005

Forms 6-K for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006

(File No. 1-9337)

Dear Ms. Sifford,

We are writing in response to your letter of February 5, 2007, containing comments with respect to the Form 20-F Report of BG Group plc (“BG Group”) for the fiscal year ended December 31, 2005 (the “Form 20-F”) and the Forms 6-K for the fiscal quarters ended March 31, 2006 and June 30, 2006. For your convenience, we have repeated your comments along with our reply. Capitalised terms used in this letter without definition are used as defined in the Form 20-F. Page references made in this letter, unless otherwise indicated, are to pages in our Annual Report and Accounts 2005 (attached as exhibit 15.2 to the Form 20-F).

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 23 – Provisions for Other Liabilities and Charges, page 96

1.

We have reviewed your response to comment 3 of our letter dated January 10, 2007 and understand you have not recorded provisions for decommissioning obligations because these obligations will be the responsibility of a third party after the termination of related concessions and production sharing agreements. Your response states the reserve production in India, Egypt and Kazakhstan is expected to extend beyond the term of the current concessions and agreements and therefore, you expect the other party to such agreements will take control upon termination. Tell us the basis for your assumption that the other party to each agreement or concession will obtain control of the assets upon termination of these agreements, or as related to India, when the remaining recoverable reserves equate to two and one half times the estimated decommissioning costs. In your response, please address any knowledge you have of the other party’s historical practice of allowing a contract to terminate to take control of the reserves and related assets in lieu of renewing the underlying contract in similar circumstances. In addition, identify if any of these concessions or agreements have automatic renewal provisions or if you have begun or intend to begin efforts to renew these contracts.

Egypt

Under these Concessions, title to all fixed and moveable assets vests in the national oil company when their total costs have been recovered under the Concession or, if earlier, upon the termination of the Concession, with the Contractors retaining rights to use this infrastructure until the end of the Concession Period. The expiry of each Concession Period is 20 years from the first delivery of gas. The Concessions allow one 5 year extension at the Contractors’ option, which must be notified more than 6 months before the expiry of the 20 year Concession Period. No decision has been taken about whether to extend the Concession Period beyond the current 20 year term.

Within the Egypt hydrocarbon industry, there is experience of assets developed under Concessions being transferred to and subsequently operated by the national oil company at the end of Concession Periods. We understand that at least one Concession was relinquished before full cost recovery and in this case we understand the Contractor was not required to perform any decommissioning or restoration activities.

Based on the terms of the Concession which specify the transfer of title to assets to the national oil company, our conclusion as at December 31, 2005 and 2004 was that there were sufficient reserves for the government to operate the fields on the date of termination of the Concession and that the infrastructure installed by the Contractors would be retained by the national oil company for ongoing operations. Accordingly, we concluded that BG did not have a legal or constructive decommissioning obligation as at December 31, 2005 and 2004.

India

There are no automatic renewal provisions within the Production Sharing Contracts (PSC) with the Government of India and there has been no application to extend these Contracts. Furthermore, BG Group is not aware of recent examples demonstrating the Government of India’s practice on termination of a Concession.

In the event that the remaining recoverable reserves net of operating costs equates to two and one half times the estimated decommissioning obligation during the term of the relevant PSC, BG Group concluded that the Government would have a clear and compelling economic incentive to take control of these fields and assume the decommissioning obligations. Accordingly, we concluded that BG did not have a legal or constructive decommissioning obligation as at December 31, 2005 and 2004.

Kazakhstan

The existing Final Production Sharing Agreement (FPSA) is for a period of 40 years and is due to terminate at the end of 2037. The productive life of the field is expected to extend for at least 30 years beyond that date. The FPSA cannot be extended beyond 2037 automatically except by the cumulative period of Shutdowns (a defined term under the FPSA) which may have occurred during the contract period. The cumulative Shutdowns were not material as at December 31, 2005. No application has been made to the Government of Kazakhstan to extend these contracts. We are not aware of recent examples demonstrating the Government of Kazakhstans practice on termination of a Concession. Private investment in Kazakhstan is relatively new, post-dating the Soviet Union, and it is unlikely that there are any comparable and relevant precedents regarding termination practice. BG has concluded that the Government has a clear economic incentive to take control of these fields and assume the decommissioning obligations and that we did not have a legal or constructive decommissioning obligation as at December 31, 2005 and 2004.

General

As outlined in our response to the Staff’s comments of January 10, 2007, we regularly re-assess our legal and constructive obligations in respect of decommissioning for all our oil and gas operations. These reviews take into account changes in engineering estimates, facts and circumstances and the commissioning of new facilities, with resulting changes reflected in our financial statements. As an example of this practice, our 2006 preliminary IFRS financial statements included an increase in our decommissioning provision of £51 million, including £27 million reflecting obligations on new facilities. The estimated impact of these changes on our 2007 reported net income is an additional charge of £7 million. Should, in future, BG Group and a relevant government authority agree to any licence or concession extension, then we would at that point re-assess the requirement to make any changes to our decommissioning provision, in line with the review practice outlined above.

2.

Based on your conclusion that the third party will take control of the reserves upon termination of the underlying concessions or production sharing agreements in India, Egypt and Kazakhstan, confirm that you have not included the reserves expected to be produced beyond the date of termination in your reserve information disclosures throughout your filing and in your accounting for these properties in your financial statements as of December 31, 2005 and 2004.

We can confirm that we did not include any reserves expected to be produced beyond the date of termination of the underlying Concessions in India, Kazakhstan, or Egypt. Regarding Egypt, the date of termination for the purposes of disclosing reserves was determined as the end of the first 20 year term, i.e. no reserves which may be produced in any extension to the Concession were recognised.

*******

Pursuant to the Staff’s request, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in their review of our filing or in response to the Staff’s comments on our filing.

Please do not hesitate to call our Chris O’Shea with respect to this response on +44 118 929 3633 or Pamela Gibson of Shearman & Sterling LLP on +44 20 7655 5006.

Yours sincerely,

Ashley Almanza

Chief Financial Officer

For and on behalf of BG Group plc

cc:	U.S. Securities and Exchange Commission
Mr. Gary Newberry
Ms. Shannon Buskirk

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